Santander

BanCorp

  Net income for the quarter and six-month period ended June 30, 2000 amounted to $19.5 million or 43 cents per share and $39.0 million or 86 cents per share, respectively.

  The Efficiency Ratio1 for the second quarter improved to 52.98%, a 136 basis point enhancement when compared to 54.34% for the same period in 1999. In the quarter and six-month period ended June 30, 2000, operational expenses increased by only 0.8% and 0.9%, respectively, when compared to the same period in 1999.

  Loan portfolio continued growing, reaching $4.6 billion, an increase of 9.50% when compared to the loan amount reported on June 30, 1999.

  Asset quality ratios remained strong. The non-performing loan ratio as of June 30, 2000 stood at 1.05% and the coverage ratio2 reached 109.75%. This coverage ratio amounted to 155.39% when real estate collateral is taken into account.

  Deposits reached $4.2 billion, an increase of 11.38% when compared to the same figures of June 30, 1999.

  A Stock Repurchase Program and a Dividend Reinvestment and Cash Purchase Plan were implemented on May 1st, 2000 after Santander BanCorp became the holding company of Banco Santander Puerto Rico.

  During the second quarter of 2000, Santander BanCorp declared a cash dividend of 11 cents per share to its common shareholders.

To our Shareholders:

We are very pleased to announce that on May, 2000 Santander BanCorp was authorized by the Federal Reserve Bank of New York to become a financial holding company. In view of our new position, we are now implementing a strategic plan geared toward expanding our operations by entering a broader range of financial services including insurance and securities and we will definitely take advantage of these new opportunities. During the third quarter of 2000, we are planning to become an active participant in the local insurance business.

Santander BanCorp is a financial holding company created upon the internal reorganization of Banco Santander Puerto Rico, which became a wholly owned subsidiary of Santander BanCorp. As a result of this reorganization, all the former shareholders of Banco Santander Puerto Rico became shareholders of an equal number of shares of Santander BanCorp.

We will continue to enhance our institution´s virtual banking facilities to better service our clients´ needs; online banking is one of our top priorities. We have organized a department specialized in the development of new projects for the area of Electronic Banking. It will provide the means to maximize the benefits and services offered through our website in order to meet the demands of today´s market in the developing technology. We are among the first local financial institutions to introduce the Internet web site with Electronic Banking functions for individual customers through Santandernet.com, as well as the first to offer business transactions for commercial clients via Santander Global Net.

For the quarter ended June 30, 2000, net income amounted to $19.5 million or 43 cents per share, compared with $19.7 million or 44 cents per share reported for the same quarter of 1999. For the second quarter ended June 30, 2000, Return on Average Assets and Return on Average Common Equity were 1.00% and 14.93%, respectively. For the same quarter in 1999, these ratios were 1.04% and 15.98%, respectively. The Efficiency Ratio1 improved by 136 basis points to 52.98% when compared to 54.34% for the same period in 1999.

For the six-month period ended June 30, 2000, net income amounted to $39.0 million or 86 cents per share. For the same period in 1999, net income amounted to $39.1 million or 87 cents per share. The net income for the first half of 2000 was favorably impacted by the increase in service fees and the gains on the sale of mortgage loans. However, these were offset by an increase of $8.1 million in the provision for loan losses and a $3.8 million loss on the sale of securities. For the six-month period ended June 30, 2000, the Return on Average Assets and Return on Average Common Equity were 0.99% and 15.08%, respectively. The Efficiency Ratio1 for the first half of 2000, improved by 122 basis points to a level of 52.53%.

Earnings Results

Net interest income1 for the second quarter and for the first six-month of 2000 amounted to $67.5 million and $137.1 million, respectively. Despite the impact that various interest rate increases had over the past year, the net interest income decreased by only 2.9% and 2.4%, respectively, when compared to the same figures in 1999. The impact of the higher interest scenario was minimized as a result of the Company´s strategy of reducing its investment portfolio while increasing the volume of higher yielding loans. The strategy also included substituting higher cost funding instruments for lower paying deposits. Net interest margin for the second quarter of 2000 was 3.65% and 3.66% for the six-month period ended June 30, 2000, compared to 3.83% and 3.97%, respectively, for the same period in 1999.

The provision for loan losses for the second quarter and six-month period ended June 30, 2000 totaled $9.8 million and $17.5 million, respectively. The adjustments to this provision resulted primarily from the continuous evaluation of the quality of our loan portfolio, which considered higher consumer loan charge-offs experienced during the six month period ended June 30, 2000 as compared to the same period in 1999. Net charged-off to average loans was 0.22% for the quarter and 0.45% for the six-month period ended June 30, 2000.

During the quarter and six-month period ended June 30, 2000, other operating income, excluding the gain (loss) on the sale of securities and the mortgage servicing rights, increased by 48.3% to $14.6 million and by 45.6% to $27.9 million, respectively, when compared to the same period in 1999. This growth is primarily due to the increase in fee income from credit card and other services as well as a $2.0 million and $4.4 million gain on the sale of mortgage loans, during the quarter and semester ended June 30, 2000, respectively.

Focused on Strategies for Growth

Total assets as of June 30, 2000 reached $7.8 billion, a 0.50% decrease compared to the balance reported as of the same date in 1999. This slight decrease was attributable to the reduction in the investment portfolio.

As of June 30, 2000, the loan portfolio totaled $4.6 billion, representing an increase of $400 million or 9.50% from June 30, 1999. This continued growth in loan volume was especially significant in the commercial and construction areas, despite the competitive local environment.

The commercial and industrial loan portfolio grew 13% or $278 million from June 30, 1999 to June 30, 2000. During the first semester of the year, the Company has taken certain strategic moves in order to achieve a quicker response to its business customers´ needs. Our commercial business division has undergone a major reorganization.

The construction loan portfolio grew $132 million or 50.8% from loans outstanding as of June 30, 1999. Approximately 65% of the growth was due to new residential housing project loans guaranteed by FHA (Federal Housing Administration). The outstanding continued growth of the construction portfolio holds pares with the healthy expansion of Puerto Rico´s construction industry.

The mortgage loan portfolio, amounting to $964 million in June 30, 2000, experienced a 4.2% or $43 million reduction compared to June 30, 1999. This reduction is basically attributed to the sale of mortgage loans totaling $50 million and to fewer advances under warehousing lines of credit.

From June 30, 1999 to June 30, 2000, consumer loans grew 3.8%. Increases in the personal loan category of 5.7% and credit card growth of 12.8% were offset by a reduction of 5.4% in the automobile-lending category. Based on a lower margin and increased delinquency for the auto lending operation, under a higher interest scenario, the Company elected to discontinue promoting this product and focus the resources on more profitable products.

Deposits as of June 30, 2000 amounted to $4.2 billion representing an increase of 11.38% or $428.7 million over the $3.8 billion reported as of June 30, 1999. This growth is the result of the Bank´s marketing efforts to increase its deposit base by actively launching new products to maximize cross selling.

Asset Quality and Financial Strength

Asset quality remained above the industry average. The level of non-performing loans to total loans stood at 1.05% when compared to 1.02% as of June 30, 1999, slightly higher than the all-time low of 0.98% experienced at year-end 1999. This increase has resulted in a coverage ratio (allowance for loan losses to total non-performing loans) of 109.75% compared to 129.75% as of June 30, 1999. The Company´s intention is to provide for a reserve for loan losses of 100% of non-performing loans and leases. When real estate collateral is considered, this ratio amounts to 155.39%.

Commercial and industrial net loan losses remained at a low level, reflecting the historical performance and strong credit quality of this portfolio.

As part of the Company´s Asset and Liability Management strategy, interest rate swaps and caps have been arranged to reduce the exposure to interest rate fluctuations. The Company considers adequate the current level of coverage provided by the caps and swaps, as to comply with its internal sensitivity policies on net interest margin. As of June 30, 2000, Tier I capital to risk-adjusted assets, total capital to risk-adjusted assets (BIS ratio) and leverage ratios reached 10.39%, 11.52% and 7.17%, respectively.

Dividend Distributions and Shareholders´ Programs

During the second quarter of 2000, Santander BanCorp declared another cash dividend of 11 cents for stockholders as of record date June 9, 2000. Also, during the first quarter of 2000, Banco Santander Puerto Rico distributed a 10% stock dividend for common shareholders as of record date January 31, 2000 and a cash dividend of 11 cents per share for those at February 29, 2000. The Company´s solid performance has allowed the Board of Directors to declare dividends on a quarterly basis.

Along with these dividend payments, a Stock Repurchase Program is being implemented. The Company plans to acquire up to 3% of the outstanding common shares. During the second quarter ended June 30, 2000, the Company repurchased approximately 200,000 common shares at a cost of $2.6 million.

Santander BanCorp has further underlined its commitment to create shareholder value by adopting a Dividend Reinvestment and Cash Purchase Plan, whereby holders of common stock have the opportunity to automatically invest their cash dividends to purchase more shares of SBP. Also, registered shareholders may make, as frequently as once a month, optional cash payments for investment in additional shares of common stock.

If the current economic conditions and the higher interest rate environment prevail, the Company is prepared to continue performing at the same profitability level. We feel enthusiastic about the short and long-term potential of Santander BanCorp. We envision the year 2000 as one with far-reaching opportunities of growth and expansion for Santander BanCorp. Our goals and purpose are concentrated in shaping 2000 to be a great year for the Company, our shareholders, our customers and the community.

/s/Juan Arenado

President and Chief Executive Officer

(DOLLARS IN THOUSANDS)	June 30, 2000	June 30, 1999	December 31, 1999
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
CASH AND CASH EQUIVALENTS:
Cash and due from banks	$ 137,861	137,005	190,435
Interest bearing deposits	19,017	57,361	104,676
Federal funds sold and securities purchased under
agreements to resell	77,000	46,000	20,000
Total cash and cash equivalents	233,878	240,366	315,111
INTEREST BEARING DEPOSITS	-	10,450	200
INVESTMENT SECURITIES AVAILABLE		-
FOR SALE, at market value	1,032,990	1,303,556	1,249,582
INVESTMENT SECURITIES HELD TO
MATURITY, at cost	1,724,159	1,893,190	1,778,939
LOANS, net	4,600,599	4,201,314	4,509,046
ALLOWANCE FOR LOAN LOSSES	(52,876)	(55,412)	(56,200)
BANK PREMISES AND EQUIPMENT, net	78,338	83,165	82,447
ACCRUED INTEREST RECEIVABLE	59,919	54,475	58,150
OTHER ASSETS	132,037	117,548	101,075
	7,809,044	7,848,652	8,038,350
LIABILITIES AND STOCKHOLDERS´ EQUITY
DEPOSITS:
Demand	821,798	860,536	841,719
Savings	1,266,551	1,293,730	1,281,869
Time	2,106,798	1,612,176	1,937,664
Total deposits	4,195,147	3,766,442	4,061,252
FEDERAL FUNDS PURCHASED AND OTHER
BORROWINGS	279,920	660,000	576,000
SECURITIES SOLD UNDER AGREEMENT TO
REPURCHASE	1,527,605	1,792,317	1,873,876
COMMERCIAL PAPER ISSUED	698,360	518,507	413,374
SUBORDINATED CAPITAL NOTES	20,000	55,525	30,000
TERM NOTES	414,111	389,651	414,001
ACCRUED INTEREST PAYABLE	27,869	37,617	44,721
OTHER LIABILITIES	74,342	100,857	78,510
	7,237,354	7,320,916	7,491,734
STOCKHOLDERS´ EQUITY:
Prefered stock $25 par value; 10,000,000 shares
authorized, 2,610,008 outstanding	65,250	65,250	65,250
Common stock, $2.50 par value; $200,000,000
shares authorized, 42,484,870 and 38,622,651
shares issued and outstanding in 2000 and
1999, respectively.	106,212	96,557	96,557
Common stock dividend distributable, 3,862,219
shares	-	-	9,656
Capital paid in excess of par value	122,457	71,282	122,457
Treasury stock-at cost, 199,100 shares	(2,582)	-	-
Accumulated other comprehensive income (loss)	(26,010)	(15,908)	(26,356)
Retained earnings-
Reserve fund	101,971	93,924	101,971
Redemption fund	-	39,096	10,000
Undivided profits	204,392	177,535	167,081
Total stockholders´ equity	571,690	527,736	546,616
	7,809,044	7,848,652	8,038,350

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)	For the six months ended		For the quarter ended
(Unaudited)	30-Jun-00	30-Jun-99	30-Jun-00	30-Jun-99

INTEREST INCOME:
Loans	$213,134	$173,567	$108,666	$87,918
Investment securities	87,970	89,886	43,050	45,059
Interest bearing deposits	1,258	1,808	270	909
Federal funds sold and securities purchased under
agreements to resell	1,380	432	730	313
Total interest income	303,742	265,693	152,716	134,199

INTEREST EXPENSE:
Deposits	79,041	57,845	42,619	28,980
Securities sold under agreements to repurchase
and other borrowings	97,853	80,958	47,088	42,423
Subordinated capital notes	611	1,642	310	775
Total interest expense	177,505	140,445	90,017	72,178

Net interest income	126,237	125,248	62,699	62,021

PROVISION FOR LOAN LOSSES
	17,500	9,400	9,750	3,400
Net interest income after provision for loan losses	108,737	115,848	52,949	58,621

OTHER INCOME:
Service charges, fees and other	19,466	16,360	10,204	8,333
(Loss) gain on sale of securities	-3,813	280	8	110
Gain on sale of mortgage servicing rights	957	1,061	472	510
Other	8,481	2,830	4,429	1,537
Total other income	25,091	20,531	15,113	10,490

OTHER OPERATING EXPENSES:
Salaries and employee benefits	35,603	36,998	17,471	18,549
Occupancy costs	7,592	7,533	3,827	3,799
Equipment expenses	6,719	6,521	3,352	3,221
Other operating expenses	37,284	35,331	19,125	17,851
Total other operating expenses	87,198	86,383	43,775	43,420

Income before provision for income tax	46,630	49,996	24,287	25,691

PROVISION FOR INCOME TAX	7,669	10,867	4,781	5,971

NET INCOME	$38,961	$39,129	$19,506	$19,720

INCOME AVAILABLE TO COMMON SHAREHOLDERS	$36,677	$36,845	$18,364	$18,578

EARNINGS PER COMMON SHARE	$0.86	$0.87	$0.43	$0.44

	Six Months Ended		Quarter Ended
	June 30, 2000	June 30, 1999	June 30, 2000	June 30, 1999
Per share data: (1)
Earnings per common share	$ 0.86	$ 0.87	$ 0.43	$ 0.44
Average common shares outstanding	42,466,005	42,484,870	42,447,140	42,484,870
Common shares outstanding at end of period	42,285,770	42,484,870	42,285,770	42,484,870
Cash Dividend per Share:
Preferred stock	$ 0.87	$ 0.87	$ 0.44	$ 0.44
Common stock	$ 0.22	$ 0.22	$ 0.11	$ 0.11

Performance:
Net interest margin (2)	3.66%	3.97%	3.65%	3.83%
Return on average assets (3)	0.99%	1.05%	1.00%	1.04%
Return on average common equity (3)	15.08%	16.06%	14.93%	15.98%
Efficiency Ratio (4)	52.53%	53.75%	52.98%	54.34%

Capital:
Tier I capital to risk-adjusted assets	10.39%	10.11%	10.39%	10.11%
Total capital to risk-adjusted assets	11.52%	11.37%	11.52%	11.37%
Leverage ratio	7.17%	6.69%	7.17%	6.69%

Asset Quality:
Non-performing loans to total loans	1.05%	1.02%	1.05%	1.02%
Non-performing loans plus accruing loans
past-due 90 days or more to loans	1.16%	1.10%	1.16%	1.10%
Allowance for loan losses to non-
performing loans	109.75%	129.75%	109.75%	129.75%
Allowance for loans losses to period-
end loans	1.15%	1.32%	1.15%	1.32%

Other:
Tax equivalent adjustment (in thousands)	$ 10,850	$ 15,200	$ 4,817	$ 7,506

(1) Per share data is based on the average number of shares outstanding during the period giving retroactive effect to the stock dividend declared on
January 11, 2000. Basic and diluted earnings per share are the same.
(2) On a tax-equivalent basis.
(3) Ratios for the quarters and semester are annualized.
(4) Operating expenses divided by net interest income, on a tax equivalent basis, plus other income, excluding gain on sale of securities.

Investor Assistance

Investors´ requests and inquires for assistance should be directed to the address listed below or call the Investor Relations Department at (787) 250-2590 or 250-2584.

Santander BanCorp

Attn. Investor Relations Department

PO Box 362589

San Juan, PR 00936-2589

E-mail: investor.relatons@bspr.com

For more information, visit the Company´s website at www.santandernet.com

Transfer Agent Information:

For assistance to report lost certificates, non-receipt of dividends checks or change in registration contact our transfer agent, ChaseMellon Shareholder Services, at the address listed below:

ChaseMellon Shareholder Services L.L.C.

85 Challenger Road

Ridgefield Park, NJ 07660

Domestick Shareholders (800) 851-9677

Foreign Shareholders (201) 329-8660

This earnings report may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Santander BanCorp that are subject to various risk factors which could cause future results to differ materially from current management expectations or estimates. Such factors include, but are not limited, to the possibility that adverse general economic conditions or that an adverse interest rate environment could develop.